UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 25, 2022

Waldencast Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40207	98-1575727
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

10 Bank Street, Suite 560
White Plains, New York	10606
(Address of principal executive offices)	(Zip Code)

(917) 546-6828

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-third of one redeemable warrant	WALDU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	WALD	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	WALDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Waldencast plc. 2022 Incentive Award Plan

At the Extraordinary General Meeting (the “Extraordinary General Meeting”) of shareholders of Waldencast Acquisition Corp. (“Waldencast” or the “Company” and, after the Domestication (as defined below) and the Business Combination (as defined below), “Waldencast plc”), Waldencast’s shareholders approved by ordinary resolution and adopted the Waldencast plc. 2022 Incentive Award Plan (the “2022 Plan”). The 2022 Plan was previously approved, subject to shareholder approval by the Board of Directors of Waldencast on June 10, 2022.

The 2022 Plan provides for the grant of incentive stock options, nonstatutory options, restricted stock, restricted stock units, stock appreciation rights, dividend equivalents, other stock-based awards, performance awards, cash awards or any combination of the foregoing, to certain of Waldencast plc’s or its affiliates’ officers, employees, non-employee directors and consultants.

The maximum number of shares of common stock, par value $0.0001 per share, of Waldencast plc initially reserved and available for issuance under the 2022 Plan is equal to fifteen percent (15%) of the fully diluted Waldencast plc common stock immediately following consummation of the Business Combination, all of which are available for issuance pursuant to incentive stock options under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or as other types of awards. In addition, the number of shares of Waldencast plc common stock reserved for issuance under the 2022 Plan will automatically increase on January 1st of each calendar year (each, an “Evergreen Date”), starting on January 1, 2023 and ending prior to the tenth anniversary of the Effective Date (as such term is defined in the 2022 Plan), in an amount equal to the lesser of (i) three percent (3%) of the fully diluted shares of Waldencast plc common stock issued and outstanding on the December 31st immediately preceding the applicable Evergreen Date and (ii) a number of shares of Waldencast plc common stock determined by the board of directors of Waldencast plc prior to the date of the increase, including zero.

The 2022 Plan is described in greater detail in Waldencast’s definitive proxy statement/prospectus (the “Definitive Proxy”) for the Extraordinary General Meeting filed with the U.S. Securities and Exchange Commission on July 6, 2022 and is incorporated herein by reference. That summary and the foregoing description of the 2022 Plan do not purport to be complete and are qualified in all respects by the full text of the 2022 Plan included as Annex J to the Definitive Proxy. Any capitalized terms not defined herein have the meaning ascribed to them in the Definitive Proxy.

Item 5.07 Submission of Matters to a Vote of Security Holders

At the Extraordinary General Meeting, holders of 30,215,597 Waldencast’s ordinary shares, which represented 70.06% of the ordinary shares outstanding and entitled to vote as of the record date of May 27, 2022, were represented in person or by proxy. The final voting results for each matter submitted to a vote of the Waldencast shareholders at the Extraordinary General Meeting are set forth below:

Approval of the Obagi Merger Proposal

Waldencast’s shareholders approved by ordinary resolution and adopted the Agreement and Plan of Merger, dated as of November 15, 2021 (the “Obagi Merger Agreement”), by and among Waldencast, Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares and an indirect wholly owned subsidiary of Waldencast (“Merger Sub”), and Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”), which provides for, among other things, the merger of Merger Sub with and into Obagi (the “Obagi Merger”), with Obagi surviving the Obagi Merger as a wholly owned subsidiary of Waldencast, in accordance with the terms and subject to the conditions of the Obagi Merger Agreement (the “Obagi Merger Proposal”). The voting results with respect to the Obagi Merger Proposal were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
29,628,733	586,864	0	0

Approval of the Milk Transaction Proposal

Waldencast’s shareholders approved by ordinary resolution and adopted the Equity Purchase Agreement, dated as of November 15, 2021 (the “Milk Equity Purchase Agreement”), by and among Waldencast, Obagi Holdco 1 Limited, a limited company incorporated under the laws of Jersey (“Holdco Purchaser”), Waldencast Partners LP, a Cayman Islands exempted limited partnership (“Waldencast LP” and together with Holdco Purchaser, the “Milk Purchasers”), Milk Makeup LLC, a Delaware limited liability company (“Milk”), certain members of Milk (the “Milk Members”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of Milk’s equityholders (the “Equityholder Representative”), which provides for, among other things, the Milk Purchasers shall acquire from the Milk Members, and the Milk Members shall sell to the Milk Purchasers, all of the issued and outstanding membership interests of Milk in exchange for the Milk Cash Consideration, the Milk Equity Consideration and the Waldencast plc Non-Economic ordinary shares, in accordance with the terms and subject to the conditions of the Milk Equity Purchase Agreement (the “Milk Transaction Proposal” and, together with the Obagi Merger Proposal, the “BCA Proposal”). The voting results with respect to the Milk Transaction Proposal were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
29,578,733	586,864	50,000	0

Approval of the Domestication Proposal

Waldencast’s shareholders approved by special resolution the change of Waldencast’s jurisdiction of incorporating by de-registering as an exempted company in the Cayman Islands pursuant to section 206 of the Companies Act and Article 47 of the Amended and Restated Articles of Association of Waldencast (as amended) and continuing and domesticating as a public limited company incorporated under the laws of Jersey (the “Domestication” and, together with the Obagi Merger and the Milk Transaction, the “Business Combination”) (the “Domestication Proposal”). The voting results with respect to the Domestication Proposal were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
29,628,733	586,864	0	0

Organizational Documents Proposals

Waldencast’s shareholders approved the following material differences between Waldencast’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) and the proposed new memorandum and articles of association (“Proposed Constitutional Documents”) of Waldencast Acquisition Corp (a corporation incorporated in Jersey, and the filing with and acceptance by the Registrar of Companies of Jersey of the Proposed Constitutional Documents, and the necessary accompanying documents, in accordance with Jersey Companies Law), which will be renamed “Waldencast plc” in connection with the Business Combination:

Approval of Organizational Documents Proposal A

Waldencast’s shareholders approved by special resolution the change in the authorized share capital of the Company from US$55,500 divided into (i) 500,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 50,000,000 Class B ordinary shares, par value $0.0001 per share, and (iii) 5,000,000 preferred shares, par value $0.0001 per share to US$112,500 divided into (i) 1,000,000,000 Waldencast plc Class A ordinary shares, par value $0.0001 per share, (ii) 100,000,000 Waldencast plc Class B ordinary shares, par value $0.0001 per share, and (iii) 25,000,000 Waldencast plc preference shares, par value $0.0001 per share (“Organizational Documents Proposal A”). The voting results with respect to Organizational Documents Proposal A were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
29,578,724	586,873	50,000	0

Approval of Organizational Documents Proposal B

Waldencast’s shareholders approved by ordinary resolution that the Waldencast plc Board be divided into three classes, with each class made up of, as nearly as may be possible, one-third of the total number of directors constituting the entire Waldencast plc Board, with only one class of directors being elected in each year and each class serving a three-year term (“Organizational Documents Proposal B”). The voting results with respect to Organizational Documents Proposal B were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
29,553,683	611,864	50,050	0

Approval of Organizational Documents Proposal C

Waldencast’s shareholders approved by ordinary resolution that certain provisions of the Proposed Constitutional Document of Waldencast will be subject to the proposed new Investor Rights Agreement, as defined in the Definitive Proxy, including provisions governing the appointment, removal and replacement of directors, with respect to which Cedarwalk Skincare Ltd. will have certain rights pursuant to the Investor Rights Agreement (“Organizational Documents Proposal C”). The voting results with respect to Organizational Documents Proposal C were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
29,553,683	586,864	75,050	0

Approval of Organizational Documents Proposal D

Waldencast’s shareholders by special resolution the amendment and restatement of the Cayman Constitutional Documents by their deletion in their entirety and the substitution in their place of the Proposed Constitutional Document, including all other changes to the Cayman Constitutional Documents as set out in the Proposed Constitutional Document, in addition to such principal changes as described in Organizational Documents Proposals A-C, including (1) changing the corporate name from “Waldencast Acquisition Corp.” to “Waldencast plc”, (2) making Waldencast plc’s existence for an unlimited duration and (3) removing certain provisions related to Waldencast plc’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination (“Organizational Documents Proposal D”). The voting results with respect to Organizational Documents Proposal D were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
29,578,733	586,864	50,000	0

Approval of the Director Election Proposal

Waldencast’s shareholders approved by ordinary resolution of the holders of Waldencast Class B shares, the election of the persons named below to serve on the Waldencast plc Board upon the consummation of the Business Combination in the classes set forth below:

Name of Director / Class

Sarah Brown – Class I

Lindsay Pattison – Class I

Zack Werner – Class I

Aaron Chatterley – Class II

Juliette Hickman – Class II

Cristiano Souza – Class II

Michel Brousset – Class III

Simon Dai – Class III

Felipe Dutra – Class III

(the “Director Election Proposal”).

The voting results with respect to the election of Sarah Brown were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
8,625,000	0	0	0

The voting results with respect to the election of Lindsay Pattison were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
8,625,000	0	0	0

The voting results with respect to the election of Zack Werner were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
8,625,000	0	0	0

The voting results with respect to the election of Aaron Chatterley were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
8,625,000	0	0	0

The voting results with respect to the election of Juliette Hickman were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
8,625,000	0	0	0

The voting results with respect to the election of Cristiano Souza were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
8,625,000	0	0	0

The voting results with respect to the election of Michel Brousset were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
8,625,000	0	0	0

The voting results with respect to the election of Simon Dai were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
8,625,000	0	0	0

The voting results with respect to the election of Felipe Dutra were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
8,625,000	0	0	0

Approval of the Stock Issuance Proposal

Waldencast’s shareholders approved by ordinary resolution, for the purposes of complying with the applicable provisions of Rule 5635 of the Nasdaq Rules, the issuance of (a) Waldencast plc Class A ordinary shares pursuant to the PIPE Investment and the Obagi Merger Agreement, and (b) Waldencast plc units pursuant to the Forward Purchase Transaction (the “Stock Issuance Proposal”). The voting results with respect to the Stock Issuance Proposal were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
29,578,733	586,864	50,000	0

Approval of the Milk Issuance Proposal

Waldencast’s shareholders approved by ordinary resolution, for the purposes of complying with the applicable provisions of Rule 5636 of the Nasdaq Rules, the issuance and reservation of Waldencast plc Class A ordinary shares and Waldencast plc Non-Economic ordinary shares pursuant to the Milk Equity Purchase Agreement (collectively, the “Milk Issuance Proposal”). The voting results with respect to the Milk Issuance Proposal were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
29,578,733	586,864	50,000	0

Approval of the Incentive Award Plan Proposal

Waldencast’s shareholders approved by ordinary resolution the 2022 Plan (the “Incentive Award Plan Proposal”). The voting results with respect to the Incentive Award Plan Proposal were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
29,553,183	587,364	75,050	0

Approval of the Adjournment Proposal

Waldencast’s shareholders approved by ordinary resolution the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Extraordinary General Meeting (the “Adjournment Proposal”). The voting results with respect to the Adjournment Proposal were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
29,323,461	842,136	50,000	0

Though not guaranteed, Waldencast expects to close the Business Combination on or about July 27, 2022, subject to the satisfaction or waiver of customary closing conditions, and for the New Waldencast common stock and warrants to begin publicly trading on The Nasdaq Capital Market under the new symbols “WALD” and “WALDW”, respectively, following the Closing.

Item 7.01 Regulation FD Disclosure.

On July 25, 2022, Waldencast issued a press release announcing the results of the Extraordinary General Meeting and related matters. A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Waldencast under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1.

Item 8.01 Other Events.

In connection with the BCA Proposal, Waldencast’s shareholders elected to redeem an aggregate of approximately 30,021,946 Waldencast Class A ordinary shares.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated July 25, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

Waldencast Acquisition Corp.

Date: July 25, 2022	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer